Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                    INVESCO VAN KAMPEN GLOBAL FRANCHISE FUND

A Special Meeting ("Meeting") of Shareholders of Van Kampen Global Franchise Fund was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1)  Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                         Votes       Votes       Broker
Matter                                                     Votes For    Against     Abstain    Non-Votes
------                                                    ----------   ---------   ---------   ---------
(1)  Approve an Agreement and Plan of Reorganization ..   42,649,797   1,522,546   2,545,857       0